EXHIBIT 4.5

CEO Common Shares Award Agreement

WHEREAS, Andreas W. Mattes (hereinafter called the “CEO”) is the Chief Executive Officer of Diebold, Incorporated (hereinafter called the “Corporation”);

WHEREAS, the Corporation has made an inducement grant of Common Shares, $1.25 par value per share, of the Corporation (the “Common Shares”) to the CEO in connection with his assumption of the position of Chief Executive Officer of the Corporation (the “Sign-On Grant”), subject to the terms and conditions of this Agreement;

WHEREAS, the effective date for the Sign-On Grant is August 15, 2013 (the “Date of Grant”); and

WHEREAS, the execution of an Agreement substantially in the form hereof has been authorized by a resolution of the Compensation Committee (the “Committee”) of the Board of Directors of the Corporation (the “Board”) duly adopted on July 30, 2013.

NOW, THEREFORE, the Corporation hereby confirms to the CEO the Sign-On Grant, subject to the terms and conditions described below, and the CEO hereby agrees, as follows:

1.	Definitions.

As used in this Agreement:

(a)	“Agreement” means this CEO Common Shares Award Agreement.

(b)	“Board” has the meaning set forth for such term in the recitals to this Agreement.

(c)

“Cause” means the CEO’s: (i) willful failure to substantially perform his duties with the Corporation (other than any such failure resulting from the CEO’s Disability), after a written demand for substantial performance is delivered to the CEO that specifically identifies the manner in which the Corporation believes that the CEO has not substantially performed his duties, and the CEO has failed to remedy the situation within fifteen (15) business days of such written notice from the Corporation; (ii) willful gross negligence in the performance of the CEO’s duties; (iii) conviction of, or plea of guilty or nolo contendere to, any felony or a lesser crime or offense which, in the reasonable opinion of the Corporation, could adversely affect the business or reputation of the Corporation; (iv) willful engagement in conduct that is demonstrably and materially injurious to the Corporation, monetarily or otherwise; (v) willful violation of any provision of the Corporation’s Code of Business Ethics, as amended from time to time; (vi) willful violation of any of the covenants contained in Sections 11 through 13 of the Employment Agreement, as applicable; (vii) engaging in any act of dishonesty resulting in, or intended to result in, personal gain at the expense of the Corporation; or (viii) engaging in any act that is intended to harm, or may be reasonably expected to harm, the reputation, business prospects, or operations of the Corporation.

For purposes of this definition, no act or omission by the CEO shall be considered “willful” unless it is done or omitted in bad faith or without reasonable belief that the CEO’s action or omission was in the best interests of the Corporation. Any act or failure to act based upon: (x) authority given pursuant to a resolution duly adopted by the Board; or (y) advice of counsel for the Corporation, shall be conclusively presumed to be done or omitted to be done by the CEO in good faith and in the best interests of the Corporation. For purposes of this Agreement, there shall be no termination for Cause pursuant to Sections 1(c)(ii) through 1(c)(viii) above, unless a written notice, containing a detailed description of the grounds constituting Cause hereunder, is delivered to the CEO stating the basis for the termination. Upon receipt of such notice, the CEO shall be given 30 days to fully cure (if such violation, neglect, or conduct is capable of cure) the violation, neglect, or conduct that is the basis of such claim.

(d)	“CEO” has the meaning set forth for such term in the recitals to this Agreement.

(e)	“Combination Repayment” has the meaning set forth for such term in Section 6(a)(iii) of this Agreement.

(f)	“Committee” has the meaning set forth for such term in the recitals to this Agreement.

(g)	“Common Shares” has the meaning set forth for such term in the recitals to this Agreement.

(h)	“Corporation” has the meaning set forth for such term in the recitals to this Agreement.

(i)	“Date of Grant” has the meaning set forth for such term in the recitals to this Agreement.

(j)	“Disability” means the CEO’s permanent and total disability as defined by the long-term disability plan in effect for senior executives of the Corporation.

(k)	“Employment Agreement” means the Executive Employment Agreement, dated as of June 6, 2013, by and between the Corporation and the CEO.

(l)	“Good Reason” means the occurrence of any one or more of the following without the CEO’s express written consent: (i) the Corporation materially changes the CEO’s title or job duties such that it results in material diminution in CEO’s authority, duties, or responsibilities; or (ii) the Corporation materially reduces the amount of the CEO’s then current base salary or the target for his annual incentive; or (iii) the Corporation requires the CEO to be based at a location in excess of fifty (50) miles from the Corporation’s North Canton, Ohio corporate headquarters; or (iv) the failure of the Corporation to obtain in writing the obligation to perform or be bound by the terms of the Employment Agreement by any successor to the Corporation or a purchaser of all or substantially all of the assets of the Corporation; or (v) any other action or inaction by the Corporation that constitutes a material breach by the Corporation of the terms and conditions of the Employment Agreement. The CEO is not entitled to assert that his termination is for Good Reason, unless the CEO gives the Corporation written notice of the event or events that are the basis for such claim within 30 days after the event or events occur, describing such claim in reasonably sufficient detail to allow the Corporation to address the event or events and a period of not less than 30 days after to cure the alleged condition.

(m)	“Inducement Shares” has the meaning set forth for such term in Section 2 of this Agreement.

(n)	“Repayment Amount” has the meaning set forth for such term in Section 6(a)(ii) of this Agreement.

(o)	“Repayment Shares” has the meaning set forth for such term in Section 6(a)(i) of this Agreement.

(p)	“Sign-On Grant” has the meaning set forth for such term in the recitals to this Agreement.

(q)	“Withholding Shares” has the meaning set forth for such term in Section 4 of this Agreement.

2. Grant. The Corporation hereby confirms to the CEO the Sign-On Grant, effective as of the Date of Grant, of 15,343 Common Shares (the “Inducement Shares”), subject to the terms and conditions described below.

3. Consideration and Issuance. The Inducement Shares shall be issued on a bonus basis for no cash consideration as soon as practicable after the Date of Grant and the execution of this Agreement by both the Corporation and the CEO.

4. Withholding. To the extent that the Corporation is required to withhold federal, state, local or foreign taxes in connection with the issuance of the Inducement Shares to the CEO, it shall be a condition to the realization of such benefit that the CEO makes arrangements satisfactory to the Corporation for payment of the balance of such taxes required to be withheld, which arrangements may include, at the election of the CEO, the Corporation withholding from the Inducement Shares a number of Common Shares having a value equal to the amount required to be withheld. Any Common Shares used for tax withholding will be valued at an amount equal to the closing price per share of the Common Shares on the New York Stock Exchange on the date the benefit is to be included in CEO’s income, but in no event will the aggregate value of Common Shares used to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld. For purposes of this Agreement, any Inducement Shares withheld by the Corporation pursuant to this Section 4 in full or partial settlement of the CEO’s tax withholding obligation related to the Sign-On Grant will be referred to as the “Withholding Shares”.

5. No Vesting and No Restrictions or Risk of Forfeiture. Except as provided in Section 6 of this Agreement, the Inducement Shares will be fully vested as of the Date of Grant, will not be subject to any restrictions, performance, holding or deferral periods or requirements (except as may be required under the Corporation’s stock ownership guidelines in effect for the CEO from time to time), and will not be subject to any risk of forfeiture or repayment.

6. Corporation Reimbursement Rights.

(a) 100% Reimbursement During Year One. Subject to Section 6(d) below, if the CEO’s employment with the Corporation terminates for any reason prior to the first anniversary of the Date of Grant, then the CEO shall, within 30 days of such termination:

(i)	deliver to the Corporation a number of Common Shares equal to the number of Inducement Shares (the “Repayment Shares”); or

(ii)	pay to the Corporation an amount in cash equal in value to the product of (A) the Repayment Shares multiplied by (B) the closing price per share of the Common Shares on the New York Stock Exchange on the date of the CEO’s termination (the “Repayment Amount”); or

(iii)	deliver to the Corporation a combination of both Common Shares and a cash payment (a “Combination Repayment”) such that the aggregate value of the Combination Repayment is equal to the Repayment Amount (with each delivered Common Share valued for such purposes based on the closing price per share of the Common Shares on the New York Stock Exchange on the date of the CEO’s termination).

(b) 50% Reimbursement During Year Two. Subject to Section 6(d) below, if the CEO’s employment with the Corporation terminates for any reason on or after the first anniversary of the Date of Grant but prior to the second anniversary of the Date of Grant, then the CEO shall, within 30 days of such termination:

(i)	deliver to the Corporation a number of Common Shares equal to 50% of the Repayment Shares; or

(ii)	pay to the Corporation an amount in cash equal in value to 50% of the Repayment Amount; or

(iii)	deliver to the Corporation a Combination Repayment such that the aggregate value of the Combination Repayment is equal to 50% of the Repayment Amount (with each delivered Common Share valued for such purposes based on the closing price per share of the Common Shares on the New York Stock Exchange on the date of the CEO’s termination).

(c) Limited Set-Off. To the extent that the cash and/or Common Shares referred to in Section 6(a) or 6(b) above are not paid to or delivered to the Corporation, as applicable, the Corporation may set off the value of such remaining amount so payable to it against any amounts that may be owing from time to time by the Corporation to the CEO, whether as wages, deferred compensation or vacation pay or in the form of any other benefit or for any other reason, but only to the extent that such amounts would not be considered “nonqualified deferred compensation” within the meaning of Section 409A of the Internal Revenue Code.

(d) Exceptions To Reimbursement. Notwithstanding Sections 6(a) and 6(b) of this Agreement, the Corporation’s reimbursement rights under Section 6 of this Agreement shall immediately expire if:

(i)	the CEO’s employment with the Corporation terminates because of death or due to his Disability prior to the second anniversary of the Date of Grant;

(ii)	the CEO’s employment with the Corporation is terminated by the Company without Cause prior to the second anniversary of the Date of Grant; or

(iii)	the CEO terminates his employment with the Corporation for Good Reason prior to the second anniversary of the Date of Grant.

7. Entire Agreement. This Agreement, together with the Employment Agreement, contains the entire understanding and agreement between the Corporation and the CEO concerning the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Corporation and the CEO with respect thereto.

8. Validity. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or under any circumstances shall not be affected, and the provisions so held to be invalid, unenforceable or otherwise illegal shall be reformed to the extent (and only to the extent) necessary to make it enforceable, valid and legal.

9. Not an Employment Contract. None of the Inducement Shares, the Sign-On Grant and this Agreement will confer upon the CEO any right with respect to continuance of employment or other service with the Corporation or any subsidiary, and they will not interfere in any way with any right the Corporation or any subsidiary would otherwise have to terminate the CEO’s employment or other service at any time.

10. Governing Law. This Agreement shall be governed in accordance with the laws of Ohio without reference to principles of conflict of laws.

11. Counterparts. This Agreement may be executed in two or more counterparts.

[signatures to follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

DIEBOLD, INCORPORATED			CEO

By:
	Name:	Sheila M. Rutt	Andreas W. Mattes
	Title:	Vice President, Chief Human Resources Officer